Exhibit 77.M

                                    MERGERS

The Board of Directors (on November 2, 2000) and  Shareholders  (on February 23,
2001) of the Pilgrim Government Securities Income Fund ("GSIF"), a series of Pilgrim Government Securities Income Fund, Inc., and the Board of Directors of GNMA Income Fund, Inc. (on November 2, 2000) approved an Agreement and Plan of Reorganization under which GNMA acquired all of the assets and liabilities of GSIF in exchange for Classes A, B, C, M, Q and T shares, as applicable, of GNMA ("Reorganization"). The Reorganization concluded on February 23, 2000.